Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

GRANT OF RESTRICTED SHARE UNITS

PURSUANT TO THE 2021 SHARE INCENTIVE PLAN

Pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules, the Board announces that on November 26, 2024 (United States time), the Company granted 962,007 RSUs to an employee participant in accordance with the terms of the 2021 Share Incentive Plan and subject to acceptance, representing 962,007 underlying Shares (approximately 64,133 ADSs, as rounded down to the nearest whole ADS) and approximately 0.03% of the total issued Shares of the Company in issue as at the date of this announcement.

Details of Grant of RSUs

Date of Grant:	November 26, 2024 (U.S. Eastern Time)

Total number of RSUs granted:	962,007 RSUs granted to one employee of the Group

Number of underlying Shares or ADSs:	962,007 Shares or approximately 64,133 ADSs (as rounded down to the nearest whole ADS)

Purchase price:	US$0.01 per Share

Closing price of the Shares on the date of the Grant:	HK$3.21 per Share, for Shares traded on the Stock Exchange on November 26, 2024 (Hong Kong time) US$6.95 per ADS, for ADSs traded on the Nasdaq Global Select Market on November 25, 2024 (United States time), being the trading day immediately preceding the date of Grant

Vesting period:	962,007 RSUs shall fully vest on the Grant Date. These RSUs with a vesting period of shorter than 12 months are granted based on commended performance of the participant during the past 12 months as appraised by the human resources department of the Company as designated by the Compensation Committee as justifiable to receive additional awards with shorter vesting period for retention purpose, pursuant to the terms of the 2021 Share Incentive Plan and Rule 17.03F of the Hong Kong Listing Rules.

Performance target:	The vesting of RSUs under the Grant is not subject to any performance target.

Clawback mechanism:	In the event that:

(a)	a Grantee ceases to be a selected participant by reason of (i) the termination of his/her employment or contractual engagement with the Group for cause or without notice, (ii) termination of his/her employment or contractual engagement with the Group as a result of he/she having been convicted of a criminal offence involving his/her integrity or honesty, (iii) termination of his/her employment or contractual engagement with the Group as a result of he/she having received a regulatory or administrative penalty by a competent authority; or

(b)	in the reasonable opinion of the Board, a Grantee has engaged in serious misconduct or breaches the terms of the 2021 Share Incentive Plan in any material respect, then the Board may make a determination at its absolute discretion that: (A) any awards issued but not yet exercised shall immediately lapse, regardless of whether such awards have vested or not, and (B) with respect to any Shares issued to the grantee pursuant to any awards granted under the 2021 Share Incentive Plan, the Grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2).

Arrangement for the Group to provide financial assistance to a grantee to facilitate the purchase of Shares:	None

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, the Grantee is not (i) a Director, a chief executive, a substantial shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the total issued Shares (excluding treasury shares, if any). The Grant will not be subject to approval by the Shareholders.

As at the date of this announcement, subsequent to the Grant, 190,887,710 underlying Shares will be available for future grants under the Scheme Mandate Limit, and 38,052,848 underlying Shares will be available for future grants under the Service Provider Sublimit.

Reasons for and Benefits of the Grant of RSUs

The purpose of the Grant is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantee to those of the Shareholders and by providing such individual with an incentive for outstanding performance to generate superior returns to the Shareholders; and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, upon whose judgment, interest and special effort the successful conduct of the Company’s operation is largely dependent. It is considered that the Grant will provide incentives to the employee of the Group to further contribute to the Group and to align his interests with the best interests of the Company and the Shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time with the latest amendments being made on December 20, 2022;

“ADS(s)”	American Depositary Shares, each representing 15 Shares;

“associate(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules;

“Board”	the board of Directors;

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020 and the ordinary Shares of which were listed on the Main Board of the Stock Exchange in December 2022;

“Director(s)”	the director(s) of the Company;

“Grant”	the grant of 962,007 RSUs to the Grantee in accordance with the terms of the 2021 Share Incentive Plan on November 26, 2024 (United States time);

“Grantee”	one employee who was granted with a total of 962,007 RSUs under the 2021 Share Incentive Plan on November 26, 2024 (United States time);

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;

“RSU(s)”	restricted share units;

“Scheme Mandate Limit”	the limit on total number of Share which may be issued upon the exercise of all awards and options that may be granted pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the listing of the Shares on the Stock Exchange, being 380,528,480 Shares;

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit of Share which may be issued upon the exercise of all awards and options that may be granted to service provider participants pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed one percent (1%) of the total number of Shares in issue immediately upon the listing of the Shares on the Stock Exchange, being 38,052,848 Shares;

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each;

“Shareholder(s)”	the holder(s) of the Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary” or “subsidiaries”	shall have the meaning ascribed to it under the Hong Kong Listing Rules;

“US$”	United States dollars, the lawful currency of the United States;

“%”	per cent.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, November 26, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.